82-34801
48295

Paul Hastings, Janofsky & Walker
[redacted] Bengoshi Jimusho
ding, P.O. Box 577, 12-32-Akasaka 1-chome
107-6027 Japan
86-4711 / facsimile (03) 3586-4705 / www.paulhastings.com

04045209

PaulHastings

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FACSIMILE TRANSMISSION

from:	facsimile:	telephone:	initials:
Robert H. Shiroishi	011-81- 3586-4705	011-81-3-3586-4310	RHS3

client name: HOYA CORPORATION **client matter number:** 56793.00002

date: July 8, 2004 **pages (with cover):** 8

to:	company/office:	facsimile:	telephone:
Mary Cascio, Esq.	Securities and Exchange Commission	1-202-942-9624	

Re: HOYA CORPORATION – Application for Exemption Pursuant to Rule 12g3-2(b)

Dear Ms. Cascio:

Pursuant to your request, please find attached copies of additional English translations of the following Japanese documents that were provided as Exhibits to that certain letter dated June 17, 2004 with respect to HOYA Corporation's application for exemption pursuant to Rule 12g3-2(b) :

1) Newspaper Announcement (Announcement of Misleading Advertising) dated April 23, 2003 (Exhibit 19);

2) Newspaper Announcement (Announcement of Financial Results) dated June 21, 2003 (Exhibit 25);

3) Newspaper Announcement (Announcement of Tender Offer) dated July 23, 2003(Exhibit 28);

4) Newspaper Announcement (Announcement of Merger) dated December 19, 2003 (Exhibit 37).

Please do not hesitate to contact me in the event of any questions.

dw 10/1

If you do not receive all pages, please call immediately Facsimile Center:

[English Translation]

(Yomiuri Shimbun April 23, 2003)

Announcement

HOYA CORPORATION ("HOYA") makes the following announcement in order to avoid any misunderstanding by consumers with regard to eyeglass lenses sold to consumers through eyeglass shops in Japan in connection with the matter publicly announced by corporate notice in December 2002 pursuant to a cease and desist order by the Fair Trade Commission under the provisions of Article 6.1 of the Truth-in-Advertising Law.

From around May 1996 until around November 2002, HOYA made representations as if all the lens products ordered (36 items) were coated with a "cushion coating" that offered stronger shatter resistance, although part of the products were not. As a result, HOYA represented that all such products offered improved shatter resistance and safety which would lead consumers to mistakenly believe that the quality of such products were much better than they actually were.

HOYA sincerely apologizes to consumers for causing any inconvenience in connection with this misleading representation of our products.

April 23, 2003
HOYA CORPORATION
2-7-5, Naka-ochiai, Shinjuku-ku, Tokyo
Hiroshi Suzuki
Representative Director

For more information about this matter, please contact the following:

(Specially Established)
Consumer Center
Toll Free: 0120-50-4270
10:00 am - 5:00 pm Monday through Friday

TKO /68897.3